UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 28, 2020

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11

Corporate Registry (NIRE): 33.300.324.631

NOTICE TO THE MARKET

TIM and FCA close unprecedented partnership for connected cars

TIM S.A. ("TIM" or “Company”) (B3: TIMS3; NYSE: TIMB), communicates to its shareholders, the market in general and other stakeholders the following:

TIM and Fiat Chrysler Automobiles (FCA) have established a partnership to offer connectivity solutions for vehicles of the Fiat, Jeep and RAM brands in Brazil from the first half of 2021. As part of the global strategy to develop ecosystems for connected services and enhance the digital experience of customers, future FCA’s launches in the country will feature eSIM, a virtual chip for onboard native Wi-Fi access, with the quality of TIM's 4G coverage and Internet of Things ("IoT") network.

The connectivity will allow the car to communicate actively and in real time with the customer, the FCA and the dealers network. FCA customers will benefit from a variety of services, from entertainment and security content to applications that interacts with the vehicle. It will also allow the remote identification of possible vehicle failures with the possibility of more agile and accurate diagnostics. All this thanks to the connected sensors, which continuously send data to the FCA.

The partnership strengthens TIM's presence in the segment of services provided to companies – B2B, inaugurating its operations in the vertical of connected cars that joins the solid portfolio of IoT solutions. At the same time, it enables the opening of new ways of reaching the customer in the segment of services provided to consumers – B2C, through the provision of "in-car" services.

The union of companies presents an opportunity to promote complete experiences to consumers, offering everything that is already possible in a smartphone through a connected vehicle. This agreement is a demonstration of the importance of strategic partnerships, stimulating and developing new business models, always offering the best experience for users.

Rio de Janeiro, October 28th, 2020.

TIM S.A.

Adrian Calaza

Chief Financial Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: October 28, 2020	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer